SECURI 09040623 ION

SEC Mail Processing Section

APR 01 2009

Washington, DC 101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67059

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

76 BATTERSON PARK ROAD
(No. and Street)

FARMINGTON (City) CT (State) 06032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL CRAVENS CPA
(Name – *if individual, state last, first, middle name*)

265 REGENCY CIRCLE (Address) LEXINGTON (City) KY (State) 40503 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luis Ulli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTP Securities LLC, as of 12/31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Alexsandra Jean-Baptiste
Notary Public

ALEXSANDRA JEAN-BAPTISTE
Notary Public - State of Florida
My Commission Expires Mar 12, 2012
Commission # DD 768379
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA™
Financial Industry Regulatory Authority

February 25, 2009

Mr. Steve Dalton
FINOP
PTP Securities, LLC
76 Batterson Park Road
Farmington, CT 06032

RE: **PTP Securities, LLC; CRD No. 136832**

Dear Mr. Dalton:

In reply to your letter dated February 24, 2009, please be advised that your request for an extension of time in which to file PTP Securities, LLC annual audited financial report as of December 31, 2008, pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information given to us is no longer accurate we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report as of December 31, 2008 on or before ***April 1, 2009*** could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action.

Very truly yours,

Cindy Miller
Principal Examiner/Coordinator

CM/lmg

cc: Eleanor Sabalbaro, FINRA, Dept. of Financial Operations
Walter G. Ricciardi, SEC, District Administrator

99 High Street
9th Floor
Boston, MA
02110-3169

t 617 532 3400
f 617 451 3524
www.finra.org

PTP SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

Paul E. Cravens
Certified Public Accountant
265 Regency Circle
Lexington, KY 40503
(606) 277-4557

PTP SECURITIES, LLC

CONTENTS

Paul E. Cravens, CPA
265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

INDEPENDENT AUDITOR'S REPORT

March 27, 2009

To The Board of Directors of
PTP Securities, LLC
Farmington, CT 06032

We have audited the balance sheets of PTP Securities, LLC as of December 31, 2008, and 2007, and the related statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PTP Securities, LLC as of December 31, 2008, and the results of operation and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul E. Cravens
Certified Public Accountant

PTP SECURITIES, LLC
BALANCE SHEETS
December 31, 2008

	2008	2007
ASSETS		
Current Assets		
Cash	$336,138	$196,021
Accounts Receivable	$9,820	$80,946
Prepaid Expenses	$1,975	-0-
Total current assets	$347,933	$276,967
Fixed Assets (net of accumulated depreciation of $198,895)	-0-	-0-
TOTAL ASSETS	$347,933	$276,967
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	-0-	$15,000
Total current liabilities	-0-	$15,000
EQUITY		
Stockholder Equity – note 3		
Members equity	$347,933	$261,967
Total equity	$347,933	$261,967
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$347,933	$276,967

The Notes to Financial Statements are an integral part of these statements

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Years Ended December 31, 2008

	2008	2007
Total Revenues	$6,303,138	$8,033,389
General and administrative expenses	$1,048,249	$813,718
Income from operations	$5,254,889	$7,219,671
Interest income	$10,979	$30,566
Net income (loss)	$5,265,868	$7,250,237
Members equity, beginning of year	$261,967	$2,155,323
Less: member draws	$5,179,902	$9,143,593
Retained earnings, end of fiscal year	$347,933	$261,967

The Notes to Financial Statements are an integral part of these statements.

PTP SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$5,265,868	$7,250,237
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	-0-	-0-
Change in current assets:		
(Increase) in prepaid expenses	($1975)	-0-
Decrease/(increase) in accounts receivable	$71,126	($80,946)
Changes in current liabilities:		
(Decrease) in accounts payable and accrued expenses	($15,000)	($3,268)
Net cash (used in) provided by operating activities	$5,320,019	$7,166,023
CASH FLOWS FROM FINANCING ACTIVITIES		
Member draws	($5,179,902)	($9,143,593)
Net cash provided by financing activities	($5,179,902)	($9,143,593)
Net (decrease) increase in cash	$140,117	($1,977,570)
Cash, beginning of fiscal year	$196,021	$2,173,591
Cash, end of fiscal year	$336,138	$196,021

The Notes to Financial Statements are an integral part of these statements.

PTP SECURITIES, LLC (continued)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	2008	2007
Cash paid during the fiscal year for:		
Interest	-0-	-0-
Income taxes	-0-	-0-

PTP SECURITES, LLC

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

General:
The company is a private placement only securities broker-dealer.

Revenue Recognition
Purchases and sales of securities and the related commission revenue and expense are generally recorded on settlement date. The investments are valued at market, unrealized gains and losses are included in income.

Note 2 Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $336,138, which was $330,138 in excess of its required net capital of $6,000. The Company's net capital ratio was 0 to 1 at December 31, 2008.

Note 3 Office Furniture & Equipment

If any were to be placed into service, office equipment & furniture would be stated at cost. Therefore, for financial and income tax purposes accelerated depreciation methods would be used.

Note 4 Income Taxes

The company has elected LLC status, as such taxes are not paid at the corporate level but are passed through to the shareholders, therefore no taxes are accrued.

Note 5 Cash & Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents are as follows:

Cash in checking and savings	$ 336,138

Paul E. Cravens, CPA
265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

March 27, 2009

To The Board Directors of
PTP Securities, LLC

We have audited the financial statements of PTP Securities, LLC, as of December 31, 2008, for the year ended and have issued our report thereon February 28, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standard. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal control of PTP Securities, LLC, taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness. We did note that the Company has a small office staff and, therefore, limited segregation of duties. Although management is aware of this weakness in internal control and continues to assess exposure in this area, correction of this weakness is currently precluded as a result of the limited number of employees of the Company. Duties should continue to prevent personnel from controlling transactions on a regular basis.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices

and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and National Association of Securities Dealers and should not be used for any other purposes.

Paul E. Cravens
Certified Public Accountant

PTP SECURITIES, LLC
SCHEDULE I

Computation of net capital under rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2008

Assets	$347,933
Less: Liabilities	-0-
Members equity	$347,933
Less: Non-allowable assets	$11,795
Allowable Net Capital	$336,138
Less: Haircuts	-0-
Total Net Capital	$336,138

PTP SECURITIES, LLC
SCHEDULE II

Reconciliation of Computation of Net Capital
As of December 31, 2008

Net Capital as reported in Company's Part II (unaudited) Focus Report	$321,138
Decrease in Net Capital Due to net audit adjustments (decrease in payables)	$15,000
Net Capital	$336,138